FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Seventeenth Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 7, 2011	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan
Title : Assistant General Manager

Item 1

Notice

NOTICE is hereby given that the Seventeenth Annual General Meeting of the Members of ICICI Bank Limited (the Company) will be held on Monday, June 27, 2011 at 1.30 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.
To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2011 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. M.S. Ramachandran, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. K. Ramkumar, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the approval of the Reserve Bank of India and pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S. R. Batliboi & Co., Chartered Accountants (registration No. 301003E), be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2012.

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in India and abroad for the year ending March 31, 2012.

SPECIAL BUSINESS

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. V. Prem Watsa, a Director, who retires by rotation at this Annual General Meeting and who has expressed his desire not to be re-appointed as a Director, be retired and not be re-appointed.

RESOLVED further that the resulting vacancy not be filled up at this Meeting or any adjourned Meeting thereof.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Ms. Chanda Kochhar, Managing Director & CEO effective April 1, 2011 as follows:

Ms. Chanda Kochhar shall be eligible to receive a Supplementary Allowance of  700,000 per month.

RESOLVED further that other terms and conditions relating to remuneration of Ms. Chanda Kochhar shall remain unchanged.

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. N. S. Kannan, Executive Director & CFO effective April 1, 2011 as follows:

Mr. N. S. Kannan shall be eligible to receive a Supplementary Allowance of 480,000 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. N. S. Kannan shall remain unchanged.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. K. Ramkumar, Executive Director effective April 1, 2011 as follows:

Mr. K. Ramkumar shall be eligible to receive a Supplementary Allowance of 480,000 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. K. Ramkumar shall remain unchanged.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. Rajiv Sabharwal, Executive Director effective April 1, 2011 as follows:

Mr. Rajiv Sabharwal shall be eligible to receive a Supplementary Allowance of 465,000 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. Rajiv Sabharwal shall remain unchanged.

NOTES:

a.	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 8 to 12 set out in the Notice is annexed hereto.

b.
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c.
Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No. 21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

d.
The Register of Members and the Share Transfer Books of the Company will remain closed from Saturday, June 4, 2011 to Monday, June 27, 2011 (both days inclusive). Dividend for the year ended March 31, 2011, at the rate of  14/- per fully paid-up equity share, if declared at the Meeting, will be paid on and from Tuesday, June 28, 2011:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 27, 2011 after giving effect to all valid transfers in physical form lodged on or before Friday, June 3, 2011 with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, June 3, 2011.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/ to be allotted by the Company upto June 3, 2011 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2011, if declared at the Meeting.

e.
Members holding shares in physical form are requested to immediately notify change in their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before Friday, June 3, 2011 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f.
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

g.
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company, erstwhile The Sangli Bank Limited and erstwhile The Bank of Rajasthan

Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend upto the financial year ended March 31, 2003 has been transferred and for the financial year ended March 31, 2004 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2004 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

h.	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

i.
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be re-appointed is given in the Annexure to the Notice.

j.	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

k.
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l.
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered / Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

m.
The Bank has implemented the “Green Initiative” as per Circular Nos. 17/2011 dated April 21, 2011 and 18/2011 dated April 29, 2011 issued by the Ministry of Corporate Affairs (MCA) to enable electronic delivery of notices/documents and annual reports to shareholders. Henceforth, the email addresses indicated in your respective Depository Participant (DP) accounts which will be periodically downloaded from NSDL/ CDSL will be deemed to be your registered email address for serving notices/documents including those covered under Section 219 of the Companies Act, 1956. The Notice of AGM and the copies of audited financial statements, directors’ report, auditors’ report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements of the aforesaid MCA circular will be duly complied with. Members holding shares in electronic mode are therefore requested to ensure to keep their email addresses updated with the Depository Participants. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (e) above quoting their folio number(s).

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2011

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

Item No. 8

In accordance with the provisions of Section 256 of the Companies Act, 1956 and the Articles of Association of the Company, Mr. V. Prem Watsa retires by rotation at this Annual General Meeting and is eligible for re-appointment. The Banking Regulation Act, 1949 specifies that the maximum tenure of a non-executive Director of a banking company shall be eight years. Accordingly, Mr. V. Prem Watsa, who was appointed to the Board on January 28, 2004, will complete his tenure on the Board on January 28, 2012. In view of his impending retirement, he has expressed his desire to not be re-appointed. The Company does not propose to fill the vacancy at this meeting or at any adjournment thereof. Hence, as required under Section 256 of the Companies Act, 1956, a resolution is proposed accordingly and also not to fill up the vacancy caused by the retirement of Mr. V. Prem Watsa at this meeting or any adjourned meeting thereof.

The Directors recommend the adoption of the Resolution at Item No. 8 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 8 of the Notice except Mr. V. Prem Watsa.

Item Nos. 9 to 12

The Members of the Company vide Resolution passed by way of postal ballot, the result of which was declared on February 13, 2009, had approved the appointment of Ms. Chanda Kochhar as the Managing Director & CEO and had also approved payment of remuneration to her. Further, the members of the Company at their annual general meeting held on June 29, 2009 had approved the appointments of Mr. N. S. Kannan as Executive Director & CFO and Mr. K. Ramkumar as Executive Director and had also approved payment of remuneration to them. The Members of the Company vide Resolution passed at the Annual General Meeting on June 28, 2010 had approved the revision in house rent allowance for Ms. Chanda Kochhar upto 250,000 per month and for Mr. N. S. Kannan and Mr. K. Ramkumar upto 200,000 per month.

Appointment of Mr. Rajiv Sabharwal as Executive Director and payment of remuneration to him which included a house rent allowance of 200,000 per month was approved by the Members at their Annual General Meeting held on June 28, 2010.

The Board of Directors, at its Meeting held on April 28, 2011, decided that the cash allowances being paid to the wholetime Directors in the form of leave travel allowance, house rent allowance and medical reimbursement be revised and merged under one head viz. Supplementary Allowance which would be paid to the wholetime Directors effective April 1, 2011 subject to the approval of Reserve Bank of India (RBI). Accordingly, Ms. Chanda Kochhar, Managing Director & CEO shall be paid Supplementary Allowance of 700,000 per month and Mr. N. S. Kannan, Executive Director & CFO and Mr. K. Ramkumar, Executive Director shall be paid Supplementary Allowance of 480,000 per month and Mr. Rajiv Sabharwal, Executive Director shall be paid Supplementary Allowance of 465,000 per month. The fixation of Supplementary allowance is in line with the global best practices as well as in line with the comparators among the Indian private sector banks. The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956. An abstract of the above mentioned variation in the remuneration as required under Section 302 of the Companies Act, 1956 was sent to the Members of the Company vide Circular dated May 3, 2011. The other components of remuneration and other terms and conditions relating to remuneration as approved by the Members earlier remain the same.

The Directors recommend the adoption of the Resolutions at Item Nos. 9 to 12 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 9 to 12 of the Notice except Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal to the extent of revision in their respective remuneration.

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2011

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be re-appointed

1.
Mr. M. S. Ramachandran was first appointed to the Board of ICICI Bank effective April 25, 2009. He holds a Bachelors degree in Mechanical Engineering. He joined Indian Oil Corporation in 1969 and worked in several areas before being appointed as Executive Director, Oil Coordination Committee set up by the Government of India in 1998. He joined the Board of Indian Oil Corporation as Director (Planning and Business Development) in 2000. He was the Chairman of Indian Oil Corporation from 2002 to 2005. Mr. Ramachandran held 500 shares of the Company as on April 28, 2011.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Bharat Electronics Limited	ICICI Bank Limited
Concorde Energy (India) Pte Limited	Audit Committee
Ester Industries Limited	Corporate Social Responsibility Committee, Chairman
Gulf Oil Corporation Limited	Credit Committee
Supreme Petrochem Limited	Customer Service Committee

Gulf Oil Corporation Limited
Investment Appraisal and Project Review Committee, Chairman
Remuneration Committee
Committee of Directors

Bharat Electronics Limited
Audit Committee

Ester Industries Limited
Audit Committee
Remuneration Committee

2.
Mr. K. Ramkumar was first appointed to the Board of ICICI Bank effective February 1, 2009 as an Executive Director. He is responsible for Human Resources, Customer Service and Operations. Mr. K. Ramkumar has completed his Post Graduate Diploma in Personnel Management from Madras School of Social Work in 1984 and B.Sc Chemistry in 1982. Prior to joining ICICI Bank in 2001, Mr. K. Ramkumar had over 16 years of experience in companies such as Hindustan Aeronautics, Brookebond Lipton India Limited and ICI India Ltd. His work in these companies has mainly been in the areas of Human Resources Management and Manufacturing. Mr. K. Ramkumar did not hold any shares of the Company as on April 28, 2011.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Prudential Life Insurance Company Limited	ICICI Bank Limited
ICICI Venture Funds Management Company Limited	Asset Liability Management Committee
Committee for Identification of Wilful Defaulters
Committee of Executive Directors
Committee of Senior Management
Grievance Redressal Committee for Borrowers
identified as wilful defaulters

ICICI Venture Funds Management Company Limited
Compensation and Corporate Governance Committee

ICICI Prudential Life Insurance Company Limited
Audit Committee
Board Customer Service & Policy holders protection
Committee
Board Compensation and Nomination Committee

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2011

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051